UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 26, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ligand Pharmaceuticals Incorporated

File No. 001-33093 - CF#26813

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Ligand Pharmaceuticals Incorporated submitted an application under Rule 24b-2 requesting a grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 10, 2011, as amended.

Based on representations by Ligand Pharmaceuticals Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.23   through May 10, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel